

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2023

Bob Petrou
Chief Financial Officer
NantHealth, Inc.
3000 RDU Center Drive, Suite 200
Morrisville, North Carolina 27560

      **Re:  NantHealth, Inc.**
           **Form 10-K for the Fiscal Year Ended December 31, 2022**
           **Filed April 14, 2023**
           **File No. 001-37792**

Dear Bob Petrou:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Technology